

Offering
Statement

April 30, 2020



[THIS PAGE INTENTIONALLY LEFT BLANK]

Zanbazan, LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the investment platform available at www.nextseed.com and each subdomain thereof (the "**Site**") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed Securities, LLC, a Delaware limited liability company and registered broker-dealer (together with its affiliates, "**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Zanbazan, LLC, a Delaware limited liability company (**"Zanbazan"** or the "**Issuer**"). The Securities, in the form of NextSeed Simple Agreements for Future Equity ("**NextSeed SAFE**") will be issued in increments of $100 among the Issuer and the purchasers of the Securities. The Issuer is raising funds in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**"). The Issuer is seeking to raise under Regulation Crowdfunding a minimum of $75,000 to a maximum of $107,000 through the offer and sale of Securities on the Site (the "**Offering**").

This Regulation Crowdfunding investment involves risk, including without limitation those set forth under the caption "Risk Factors" in Section VI. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Site, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NextSeed SAFE. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, including without limitation those set forth under the caption "**Risk Factors**" in Section VI, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Site. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

I.   SUMMARY OF OFFERINGS

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NextSeed SAFE.

The Securities being offered for sale by Zanbazan on the Site are governed by the NextSeed SAFE. Each NextSeed SAFE is an agreement between an investor and Zanbazan, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein.

Issuer

Reg CF Amount	Regulation Crowdfunding ("Reg CF") minimum of $75,000 and maximum of $107,000
Offering Period	Until 11:59 PM of August 3, 2020 or earlier as described below.
Minimum Investment	$100
Securities	Series 2020 NextSeed SAFEs
Valuation Cap	$2,000,000 pre-money valuation
Discount	20%
Conversion	In the event of a future equity financing, each NextSeed SAFE is convertible, at the discretion of the Issuer, into capital securities of the Issuer, in accordance with the NextSeed SAFE.
Liquidity Event or Dissolution	In the event of a future liquidity event or dissolution of the Issuer, each NextSeed SAFE holder will receive a cash payment or capital securities of the Issuer, in accordance with the NextSeed SAFE.
Distributions	If the Issuer pays a dividend or distribution on outstanding shares of equity securities (that is not payable in equity securities) while the NextSeed SAFEs are outstanding, the Issuer will pay the dividend or distribution amount to NextSeed SAFE holders pro rata on an as-converted basis, in accordance with the NextSeed SAFE.
Consent Rights	Consent of a majority (over 50%) of the NextSeed SAFE holders is required for any amendment, waiver or modification of any provision of the NextSeed SAFE.
Ownership Interests	NextSeed SAFE holders have the right to receive equity securities in the future during certain subsequent equity financing or liquidity events, and are not current equity interests in the company.
Closing and	Investors that have signed the NextSeed SAFE will contribute their committed

Escrow Process	investment amounts into the designated escrow account for the Offering (instructions are available on the Site during the investment process). Once the minimum Offering Amount has been raised, and the Offering Period has ended, the committed investment amounts will be released from escrow upon Zanbazan's satisfaction of the conditions set forth in the NextSeed SAFE, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NextSeed SAFE will be posted to the respective investors' page on the Site.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period and the minimum Offering Amount has been met, the funds will be released to Zanbazan upon Closing and the investor will receive Securities in exchange for his or her investment. NextSeed will notify investors if the minimum Offering Amount has been met. Unless Zanbazan raises at least the minimum Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.
Early Termination of the Offering Period	If Zanbazan raises at least the minimum Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.
Material Changes to the Offering	If Zanbazan determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Assignment	Securities issued under Regulation CF may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the

---

[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

	Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.
Escrow Agent / Paying Agent	GoldStar Trust Company, a trust only branch of Happy State Bank. All payments are made to Investors' accounts with GoldStar Trust Company.
NextSeed Fee	There are no fees to open an investment account on the Site or to make an investment in Securities. A portion of the fee paid to NextSeed by Zanbazan in connection with the Offering will be in the form of Securities, having the same terms and rights as the Securities sold in the Offering. From any distributions made by Zanbazan to the Investors, NextSeed will deduct a service fee in an amount equal to 2.0% of such distribution to cover transaction and administrative costs.
Tax Considerations	Zanbazan will be taxed as a partnership for U.S. federal income tax purposes. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NextSeed SAFE.
Governing Law	The NextSeed SAFE will be governed by the laws of the State of Texas.
Irrevocable Proxy Agreement	At the time of investment, each investor will be required to enter into an Irrevocable Proxy Agreement whereby each investor will give NextSeed the right vote, elect, consent or otherwise direct the investor's interests with respect to the NextSeed SAFE and the subsequent shares of capital securities issued from a conversion event. See the Irrevocable Proxy Agreement in Exhibit A of the NextSeed SAFE for more details.

Zanbazan certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS AND CAPITALIZATION

Overview

Because Zanbazan was formed recently, the Issuer's operations are limited and there are no historical results of operation to report. Zanbazan is seeking to crowdfund an amount between the minimum of $75,000 and maximum of $107,000 through the Offering. The owner has contributed $37,000 of equity funds to date. If Zanbazan is able to complete a successful Offering, the members of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the cost to achieve company objectives. Please also see Section V – "Financial Statements" and Appendix A for more information.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Membership interests	100%	100%	All voting rights	N/A

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each such beneficial owner.

Name	Percentage Owned by Such Person
Nargis Mougey	100%

The principal shareholders identified herein are holders of membership interests in the Issuer, distinct from the Securities offered to investors through the Offering. While holders of membership interests may have certain voting rights under the operating agreement of the Issuer, the Securities are NextSeed SAFE securities and their terms are governed solely by the NextSeed SAFE. Please see Section VII – "Certain Legal Matters and Tax Considerations" – for more information. For the avoidance of doubt, the Member may not limit, dilute or qualify the Securities issued pursuant to this Offering.

Other Exempt Offerings

The Issuer has not conducted any other exempt offerings conducted within the past three years.

Material terms of Any Indebtedness:

The Issuer has no forms of debt.

III. KEY PERSONS

The directors, managers, officers and/or equity owners of 20% or more (calculated on the basis of voting power) of Zanbazan are listed below.

Name	Bio
Nargis Mougey *Founder, April 2019 - Present*	Nargis Mougey attended the United States Military Academy at West Point and commissioned as a Field Artillery Officer. She was the 1st female cannon platoon leader to the Army's only Airborne M777 unit. In addition to her undergraduate degree, and decorated service in the Army, Mougey holds 2 Master's degrees (an MBA and Masters in Kinesiology). Mougey currently teaches in the Department of Physical Education at the United States Military Academy at West Point, NY. . Nargis' past 3 years of experience includes: - Creator and founder of Zanbazan, LLC, a breastfeeding/pumping friendly clothing line for postpartum mothers, *Feb. 2016 – present* - Instructor for the Department of Physical Education at the U.S. Military Academy at West Point, *July 2019 – present* - Commander of Alpha Battery, 1st Regiment, 9th Field Artillery Battalion, 3rd Infantry Division, *Feb. 2017 – May 2018*

IV.   USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$75,000	$107,000
Less: Offering Expenses[2]	Up to $5,250	Up to $7,490
Net Proceeds	At least $69,750	At least $99,510
Use of Proceeds	Manufacturing, inventory, marketing, overhead, legal and startup costs, (all to a lesser extent than if full amount was raised)	Manufacturing, inventory, marketing, overhead, legal and startup costs

---

[2] NextSeed charges 7% percentage of the total Offering Amount as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.

V.   FINANCIAL STATEMENTS

Current Financial Statements

Because the Issuer was formed recently, the Issuer's current financial statements only reflect initial revenues and the startup costs incurred thus far. Please see Appendix A for the financial statements with officer certification.

Pro Forma Financial Statement

To illustrate the earnings potential of Zanbazan, LLC the Issuer is providing a summary of its 5-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies, as well as on the extensive experience of the officers having operated similar businesses.

	_2020_	_2021_	_2022_	_2023_	_2024_
Revenues					
Blouse Revenue	$270,000	$1,080,000	$6,000,000	$9,000,000	$12,000,000
Dress Revenue	$562,500	$2,250,000	$12,500,000	$18,750,000	$25,000,000
Total Revenue	**$832,500**	**$3,330,000**	**$18,500,000**	**$27,750,000**	**$37,000,000**
Expenses					
Blouses					
Blouse Production Cost	$54,000	$216,000	$1,200,000	$1,800,000	$2,400,000
Import Tariff	$67,878	$271,512	$1,508,400	$2,262,600	$3,016,800
Blouse Packaging/Shipping Cost	$39,195	$156,780	$871,000	$1,306,500	$1,742,000
Dresses					
Dress Production Cost	$108,000	$432,000	$2,400,000	$3,600,000	$4,800,000
Dress Packaging/Shipping Cost	$78,390	$313,560	$1,742,000	$2,613,000	$3,484,000
Total Expenses	$347,463	$1,389,852	$7,721,400	$11,582,100	$15,442,800
Income Tax	$97,007	$388,030	$2,155,720	$3,233,580	$4,311,440
Net Profit	**$388,030**	**$1,552,118**	**$8,622,880**	**$12,934,320**	**$17,245,760**

VI.   RISK FACTORS

An investment in the NextSeed SAFE is speculative and illiquid and involves a high degree of risk. In making an investment decision, investors must rely on their own examination of Zanbazan and the terms of the Offering, including the merits and risks involved. Prospective purchasers in the offering must carefully consider the following Risk Factors that relate to the NextSeed SAFE being sold in this offering before purchasing any NextSeed SAFE. The risks set forth below are not the only ones facing Zanbazan. Additional risks and uncertainties may exist that could also adversely affect our business, operations and prospects. If any of the following risks actually materialize, our business, financial condition, prospects and/or operations could suffer. In such event, the value of the NextSeed SAFE could decline, and you could lose all or a substantial portion of the money that you pay for the NextSeed SAFE. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under exemptions from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

There is no active trading market for our securities and an active trading market is unlikely to develop.
NextSeed SAFEs are highly illiquid securities, have no public market and are generally not transferable, which limits the value of the Securities.

There is no assurance that we will be able to complete this round of financing.
We are authorized to accept purchases as they are made, subject to receiving the Minimum Investment Amount, and as a result can offer no assurance that we will be able to complete this round of financing in full. If we are unable to complete the financing in full, we will need to raise additional funds in the future through additional debt or equity financing, and there is no assurance that financing will be available or on terms favorable to investors as the Issuer's ability to raise such financing will depend on prevailing market conditions and the results of our business operations.

We will have broad discretion in the use of the net proceeds from this offering and may not use the proceeds effectively.
Although the Issuer plans to use the proceeds of this offering primarily to invest in production and marketing activities, it will not be restricted to such use and will have broad discretion in determining how the proceeds of this offering will be used. The Issuer's discretion is not limited by the uses set forth in any materials provided to investors. While the Issuer believes the flexibility in application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in this offering.

Investors in this offering have no current basis to evaluate the possible merits or risks of any application of the net proceeds of this offering. Our investors may not agree with the manner in which we choose to allocate and spend the net proceeds.

You should obtain independent tax and legal advice concerning this offering.

Each purchaser of the Securities is urged to consult his, her or its own tax and legal advisors with respect to the particular tax and legal consequences of this offering. Neither the Issuer nor any member or any member's counsel has offered any tax or legal advice with respect to the investment.

Business Risks

The success of a business depends on its brand perception. We take brand perception seriously and intend to reinforce and extend positive brand perception, however, any shortcomings in our brand building initiatives or business incidents that diminish customer perceptions of our brand could negatively impact revenues. If we overestimate the demand for our business or underestimates the popularity of the competition, we may not fully realize anticipated revenues.

Our business, financial condition and results of operations also depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

Financing Risks

We have not yet commenced operations and have not generated any revenue to date. In order to begin business operations, we will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if we do not obtain additional financing, including the financing sought in this offering, the business will likely fail.

Reputational Risks

Adverse publicity concerning the maternity clothing industry and the business could damage our brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

Competition Risks

The market for the maternity clothing industry is competitive and we may need to compete with other established competitors. We compete with these other businesses on the basis of quality and price of products and/or services offered, and overall customer experience. The maternity clothing industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and purchasing habits. The maternity clothing industry online is highly competitive in terms of type and quality of products, quality of service, and price. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from the maternity clothing industry or our inability to develop new products or services that appeal to consumers may negatively affect revenues.

Market Risks

Our success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Any shift in consumer preferences away from our business concept could negatively affect financial performance.

Management Risks

Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of our leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and the business may suffer. There can be no assurance that we will be able to successfully attract and retain the leadership team and other key management personnel needed.

Privacy Risks

Our business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure compliance.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that we offer can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics. These factors may subject us to shortages or interruptions in product supplies, which could adversely affect revenue. We do not have control over the businesses of its vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect our profitability. If we have long-term purchase commitments in excess of what we need due to a decline in demand, this may also adversely affect profitability. If any of our vendors, suppliers or distributors are unable to fulfill their obligations to our standards, or if a replacement provider cannot be found in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the business, financial condition and results of operation.

Legal Risks

Businesses in our industry can be adversely affected by litigation and complaints from customers or government authorities resulting from product use or product quality. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from purchasing from Zanbazan. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

Information Technology Risks
We rely heavily on information systems, online websites and SAAS products for management of the supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks
Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. Future changes to accounting rules or regulations may impact our future operating results.

Intellectual Property Risks
Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using patents, trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name and logo. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

Further, Zanbazan has applied for design and use patents. If these are not granted, competitors may use the same design in their products. Even if these patents are granted, competitors may create different methods of achieving the same result in their products.

Regulatory Risks
Products and services offered by us are subject to regulation. Regulatory action could substantially increase costs, damage reputation and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.
We are subject to various federal, state and local regulations, including regulations related to clothing items, and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. Compliance with additional regulations can become costly and affect operating results.

Tax Risks
We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax

liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

Limited Source of Repayment

The only source of financial return for investors is as set forth in the Purchase Agreement and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. Neither Zanbazan nor NextSeed guarantees payment or investor returns.

Risks Relating to Financial Forecasts

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Zanbazan and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate or consult with other operations similar to Zanbazan, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than Zanbazan. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of Zanbazan's operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to Zanbazan for profits derived from such other such activities.

The Issuer is a development stage company, has a limited operating history and expects to incur losses for the foreseeable future.

The Issuer is a development stage company subject to all risks inherent in the creation of a new business and the development of new systems, including the absence of a long history of operations and sales. As a result, the Issuer must establish many functions which are necessary to conduct business, including, without limitation, managerial and administrative structure, marketing activities, financial systems and personnel recruitment. The Issuer expects to incur losses for the foreseeable future as it continues its research and product development and marketing and business development activities. Furthermore, there can be no assurance that the Issuer will be profitable in the future, that future revenue and operating results will not vary substantially or that positive operating results will ever be achieved and, even if achieved, will not be below the expectations of investors. There can be no assurance as to whether or when (if ever) the Issuer will achieve profitability. Accordingly, the extent of future losses and the time required to achieve profitability, if ever, is highly uncertain.

The Issuer has incurred significant expenditures in the development of its products, and expects to continue to incur such expenditures in the future. There can be no assurance that the Issuer will be able to successfully implement its business strategy (and the Issuer makes no representation with respect thereto), that its business strategy will prove successful or that it will be able to achieve profitability as a result of such implementation, if ever. In addition, there can be no assurance that the Issuer will have the ability to operate as a going concern without the proceeds from this Offering and the proceeds of future offerings.

The Issuer will incur significant expenses due to the implementation of its business strategy.

The Issuer's goal is to become a significant marketer of women's clothing. The Issuer is subject to substantial risks, expenses and difficulties frequently encountered in the implementation of a business strategy. Even if the Issuer is successful in developing new products, it may require the Issuer to incur substantial, additional expenses, including, without limitation, advertising and promotional costs. Accordingly, the Issuer may incur additional losses in the future as a result of the implementation of the Issuer's business strategy, even if revenues commence and thereafter increase.

In addition, the Issuer hopes to experience growth in its operations, which will place, significant demands on its management, operational and financial infrastructure. If the Issuer does not effectively manage its growth, it may fail to timely deliver products to its customers in sufficient volume, and the quality of its products could suffer, which could negatively affect its operating results. To effectively manage this growth, the Issuer will need to hire additional persons, and will need to continue to improve its operational, financial and management controls and its reporting systems and procedures. These additional employees, systems enhancements and improvements will require significant capital expenditures and management resources. Failure to implement these improvements could hurt the Issuer's ability to manage its growth and its financial position.

We will be subject to cost sensitivity.
Our profitability will be highly sensitive to increases in raw materials, labor, shipping and other operating costs. Unfavorable trends or developments related to inflation, raw material supply, shipping, labor and employee benefit costs, including increases in hourly wage and minimum unemployment tax rates, the availability of hourly employees and increased price or availability of fuel or other energy costs may also adversely affect our results. There is no assurance that inflationary conditions will not arise or that we will have the ability to control costs in the future.

We may be subject to geographic concentration.
Our accounts and retail trade partners may be geographically concentrated. Due to this concentration, natural disasters, economic downturns and other conditions affecting our areas of focus may adversely affect our business and results of operations.

We may suffer from a lack of diversification.
Our business is initially centered around a limited number of products, sold primarily online. Although we may add additional product lines, we face risks associated with our focus on a limited line of products and a limited distribution channel.

Our business depends on sustained demand for maternity clothing and is sensitive to birth rates, women's fashion trends, economic conditions and consumer spending.
Our business depends upon sustained demand for maternity clothing. Our future performance will be subject to a number of factors beyond our control, including demographic changes, fashion trends, economic conditions and consumer spending. If demand for maternity clothing were to decline for any reason, such as a decrease in the number of pregnancies, our operating results could be adversely affected. Additionally, our operating results could be adversely affected if certain non-maternity women's apparel fashions have a more pregnancy-friendly fit. Downturns, or the expectation of a downturn, in general economic conditions could adversely affect consumer spending patterns, our business, financial condition and results of operations. In addition, the specialty apparel retail business historically has been subject to cyclical variations. Consumer purchases of specialty apparel products, including maternity wear, may decline during recessionary periods and at other times when disposable income is lower. Declines in consumer spending patterns may have a more negative effect on apparel retailers than some other retailers. Therefore, we may not be able to maintain our historical sales and earnings, or remain as profitable, if there is a decline in consumer spending patterns. A prolonged economic downturn could have a material adverse impact on our business and results of operations.

We are a new entrant to the clothing industry.
We first organized as a company in 2019. As such, we are a new entrant to the clothing industry and do not have the same brand awareness and customer base as other players in the market space.

Our results of operations are subject to variable influences and intense competition.
Our company is sensitive to changes to in consumer spending patterns, consumer preferences, and overall economic conditions. We are also subject to fashion trends affecting the desirability of our products. In addition to competing with other direct-to-consumer clothing and apparel companies, we face competition from a broad range of retailers, many of which have greater financial resources than we do.

New competitors may enter the market.
We operate in an established market space that regularly sees the entrance of new competitors. New competitors may copy our business model and provide an expanded range of products at a lower cost, targeting the same customer base, which may force us to cut prices and decrease our margins.

Competitors may be able to call on more resources than us.
While we believe that the company is unique, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than we are, which would give them a significant advantage. This would particularly be the case if a major clothing manufacturer or retailer were to enter the market.

Our success depends on our ability to design and manufacture products that appeal to our customers.
It is possible that future new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We rely on our third-party logistics company.
All of our product is stored and shipped out of our third-party logistics provider. If there was a catastrophic event that resulted in a facility shut down or damaged goods, we would be unable to ship orders for a period of time. Additionally, we may be forced to renegotiate our contract and our rates, which could hamper our gross margin and potentially force us into searching for a new warehousing and fulfilment partner.

We rely on third party manufacturers and vendors, some of whom are outside the United States.
Our products are primarily produced by, and purchased or procured from, independent manufacturing contractors located mainly in countries in North America, Europe and Asia. A manufacturing contractor's failure to ship products in a timely manner or meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. Due to our overseas production, our business is subject to the following risks:

- political and economic instability in countries, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspections, leading to delays in deliveries or impoundment of goods;

If these risks limit or prevent us from selling or manufacturing products in any significant international market, prevent us from acquiring products from foreign suppliers, or significantly increase the cost of our products, our operations could be seriously disrupted until alternative suppliers are found or alternative markets are developed, which could negatively impact our business.

- imposition of regulations and quotas relating to imports, including quotas imposed by bilateral textile agreements between the United States and foreign countries;
- imposition of increased duties, taxes and other charges on imports;
- significant fluctuation of the value of the dollar against foreign currencies;
- labor shortages in countries where contractors and suppliers are located;
- a significant decrease in availability or an increase in the cost of raw materials;
- restrictions on the transfer of funds to or from foreign countries;
- disease epidemics and health-related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;
- increases in the costs of fuel, travel and transportation;
- increases in manufacturing costs in the event of a decline in the value of the United States dollar against major world currencies, particularly the Chinese Yuan, and higher labor costs being experienced by our foreign manufacturers in China;
- violations by foreign contractors of labor and wage standards and resulting adverse publicity.

VII.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

Zanbazan is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding

With respect to Zanbazan, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Affiliated Party Transactions

Except as disclosed below, the Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
n/a			

Certain Tax Considerations

The Issuer has chosen to be taxed as a partnership. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

Other Matters

NextSeed Assessment

Every offering on the Site undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Payment Processing Operations

Collection and payment of distributions to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate distributions on all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Site in order for the Issuer or the Site to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Site. All communication with the Issuer regarding the Offering is required to take place on the Site. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the PA, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer may offer bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the NextSeed SAFEand are not enforceable under the NextSeed SAFE.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: https://zanbazan.com/

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A
Financial Statements with Officer Certification

Officer Certification

I, Nargis Mougey, certify that:

(1) the financial statements of Zanbazan, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Zanbazan, LLC has not been included in this Form as the issuer has only been formed on April 18, 2019 and has not filed a tax return to date.

_____
Name: Nargis Mougey
Title: Member

Zanbazan, LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	6,679.99
TOTAL BUS CHK (9559)	263.44
Total Bank Accounts	**$6,943.43**
Total Current Assets	**$6,943.43**
TOTAL ASSETS	**$6,943.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
N. MOUGEY (1417)	3,000.00
Total Credit Cards	**$3,000.00**
Total Current Liabilities	**$3,000.00**
Total Liabilities	**$3,000.00**
Equity	
Owner's Investment	19,834.43
Retained Earnings	
Net Income	-15,891.00
Total Equity	**$3,943.43**
TOTAL LIABILITIES AND EQUITY	**$6,943.43**

Zanbazan, LLC

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-15,891.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
N. MOUGEY (1417)	3,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,000.00**
Net cash provided by operating activities	**$ -12,891.00**
FINANCING ACTIVITIES	
Owner's Investment	19,834.43
Net cash provided by financing activities	**$19,834.43**
NET CASH INCREASE FOR PERIOD	**$6,943.43**
CASH AT END OF PERIOD	**$6,943.43**

Zanbazan, LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Sales	30.00
Total Income	**$30.00**
Cost of Goods Sold	
Cost of Goods Sold	3,000.00
Total Cost of Goods Sold	**$3,000.00**
GROSS PROFIT	**$ -2,970.00**
Expenses	
Advertising & Marketing	4,494.17
Bank Charges & Fees	194.73
Legal & Professional Services	8,214.10
Rent & Lease	18.00
Total Expenses	**$12,921.00**
NET OPERATING INCOME	**$ -15,891.00**
NET INCOME	**$ -15,891.00**



INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

ZANBAZAN

Nursing and Pumping Apparel for Mothers on the Go